SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: July 11, 2002

By: ______________________

Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE TO EXCEED SECOND QUARTER CONSENSUS EPS

TORONTO, Ontario (July 9, 2002) – Masonite International Corporation announced today that it will achieve earnings per share in the range of $0.40 to $0.42 for the second quarter ended June 30, 2002, which will exceed consensus analysts' estimates of $0.33 per share as reported by First Call. Masonite reported earnings of $0.30 per share in the second quarter ended June 30, 2001. Masonite International Corporation reports in U.S. dollars.

Philip S. Orsino, President and Chief Executive Officer stated, "Higher earnings are the result of revenue growth, improved operating performance and the realization of the benefits from vertical integration."

Masonite will report its second quarter earnings on July 19, 2002 and host an investor conference call.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

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For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com